Exhibit 4.6

FIRST RESTATED

CERTIFICATE OF DESIGNATION, PREFERENCE AND RIGHTS OF SERIES A

CONVERTIBLE PREFERRED STOCK OF AXTIVE CORPORATION

Dated: May 23, 2003

This First Restated Certificate of Designation, Preference and Rights of Series A Convertible Preferred Stock (this “Restated Certificate”) of Axtive Corporation (formerly known as Edge Technology Group, Inc.) amends and restates in its entirety that certain Certificate of Designation, Preference and Rights of Series A Convertible Preferred Stock of Edge Technology Group, Inc., filed March 25, 2002.

(A) Classes of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is one hundred and five million (105,000,000) shares, one hundred million (100,000,000) shares of which shall be Common Stock and five million (5,000,000) shares of which shall be Preferred Stock, which may be issued from time to time in one or more series with such rights, privileges, preferences, and restrictions as shall be stated and expressed in this Certificate of Designation or in any amendment hereto, or in a resolution duly adopted by the Board of Directors of the Corporation.

(B) Rights, Preferences and Restrictions of Series A Convertible Preferred Stock. The first series of Preferred Stock shall be designated “Series A Convertible Preferred Stock” and shall consist of Fifteen Thousand (15,000) shares, $0.01 par value per share, issued at a price of one thousand dollars ($1,000) per share (the “Issuance Price”). The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Convertible Preferred Stock are as set forth below:

SERIES A CONVERTIBLE PREFERRED STOCK

1. Cumulative Dividend Provisions. The holders of shares of Series A Convertible Preferred Stock shall be entitled to receive cumulative dividends out of any assets legally available therefor, in cash or dividends in kind, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of eight percent (8%) per share (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series A Convertible Preferred Stock, payable quarterly as declared by the Board of Directors in accordance with applicable law, and such dividends shall be cumulative. Any dividends payable in kind shall be payable by issuing additional fully paid and nonassessable shares of Series A Convertible Preferred Stock at an annual rate of 0.08 of one share for each outstanding share of Series A Convertible Preferred Stock for which a dividend is payable. The issuance of such additional shares shall constitute full payment of such dividend.

2. Liquidation.

(a) Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Convertible Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the Issuance Price (as adjusted for stock splits, stock dividends, reclassification of the Series A Convertible Preferred Stock and the like) for each share of Series A Convertible Preferred Stock then held by them, plus accrued but unpaid dividends (the “Liquidation Preference”). If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Convertible Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Convertible Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b) Remaining Assets. Upon the completion of the distribution required by Section 2(a) above, if assets remain in the Corporation, the holders of the Common Stock of the Corporation shall receive all of the remaining assets of the Corporation.

(c) Certain Acquisitions.

(i)	Deemed Liquidation. For purposes of this Section 2, a liquidation, dissolution or winding up of the Corporation shall be deemed to occur if the Corporation shall sell, convey, or otherwise dispose of all or substantially all of its property or business or merge into or consolidate with any other corporation (other than a wholly-owned subsidiary corporation) or effect any other transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Corporation will not, immediately after such acquisition or transaction be held by the Corporation’s stockholders of record as constituted immediately prior to such acquisition or transaction, provided that this Section 2(c)(i) shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Corporation.

(ii)	Valuation of Consideration. In the event of a deemed liquidation as described in Section 2(c)(i) above, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability:

(1) If traded on a securities exchange or The Nasdaq Stock Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty-day period ending three (3) days prior to the closing;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty-day period ending three (3) days prior to the closing; and

(3) If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Corporation.

(B) The method of valuation of securities subject to investment letter or other on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in Section 2(c)(ii)(A) to reflect the approximate fair market value thereof, as determined in good faith by the Corporation.

(iii)	Notice of Transaction. The Corporation shall give each holder of record of Series A Convertible Preferred Stock written notice of a deemed liquidation transaction as described in Section 2(c)(i) above (a “Notice of Liquidation Event”) not later than ten (10) days prior to the stockholders’ meeting called to approve such transaction, or ten (10) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than ten (10) days after the Corporation has given the first notice provided for herein or sooner than ten (10) days after the Corporation has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Series A Convertible Preferred Stock that are entitled to such notice rights or similar notice rights and that represent at least two-thirds (2/3) of the voting power of all then outstanding shares of such Series A Convertible Preferred Stock.

(iv)	Effect of Noncompliance. In the event the requirements of this Section 2(c) are not complied with, the Corporation shall forthwith either cause the closing of the transaction to be postponed until such requirements have been complied with, or cancel such transaction, in which event the rights, preferences and privileges of the holders of the Series A Convertible Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the Notice of Liquidation Event.

(v)	Conversion. Upon receipt of a Notice of Liquidation Event, each holder of Series A Convertible Preferred Stock shall have the right to elect to convert any or all of such holder’s shares of Series A Convertible Preferred Stock as provided for in Section 4 below in lieu of receiving the Liquidation Preference the holder is otherwise entitled to receive. The right to convert the shares of Series A Convertible Preferred provided for in this Section 2(c)(v) may be exercised irrespective of the prohibition on conversion prior to the first anniversary of the Issuance Date provided for in Section 4, below.

3. Voting Rights.

(a) General Voting Rights. The holder of each share of Series A Convertible Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the bylaws of the Corporation, and shall be entitled to vote, together with the holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional voting shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series A Convertible Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Accordingly, the holders of shares of Series A Convertible Preferred Stock shall not be entitled to vote on any matter as a class except as expressly set forth in this instrument.

(b) Voting for Election of Directors. So long as shares of Series A Convertible Preferred Stock with an original issuance date prior to May 1, 2003 (including any Preferred Stock delivered at any time in substitution or exchange therefore, the “Series A-1 Stock”) having a Liquidation Preference in the aggregate of at least $2,000,000 remains outstanding, the holders of Series A-1 Stock, separately as a voting class, shall be entitled, by the affirmative vote of such holders representing a simple majority (greater than 50%) of such shares of Series A-1 Stock then outstanding, to elect one (1) individual to serve as a Director of the Corporation (with such holders of Series A-1 Stock, by like vote of holders representing a simple majority of such outstanding shares, having the right to remove and replace, with or without cause, such individual from the Board of Directors by written notice to the Corporation).

So long as shares of Series A Convertible Preferred Stock with an original issuance date after May 1, 2003 (including any Preferred Stock delivered at any time in substitution or exchange therefore, the “Series A-2 Stock”) having a Liquidation Preference in the aggregate of at least $1,000,000 remains outstanding, the holders of Series A-2 Stock, separately as a voting class, shall be entitled, by the affirmative vote of such holders representing a simple majority (greater than 50%) of such shares of Series A-2 Stock then outstanding, to elect one (1) individual to serve as a Director of the Corporation (with such holders of Series A-2 Stock, by like vote of holders representing a simple majority of such outstanding shares, having the right to remove and replace, with or without cause, such individual from the Board of Directors by written notice to the Corporation).

The provisions of this Section 3(b) may not be amended or otherwise modified without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least seventy-five percent (75%) of the then outstanding shares of such Series A Convertible Preferred Stock, voting together as a class.

4. Conversion. The holders of the Series A Convertible Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

(a) Right to Convert. Subject to Section 4(c), each share of Series A Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the first anniversary of the date the first shares of Series A Convertible Preferred Stock have been issued (the “Issuance Date”), at the office of the Corporation or any transfer agent for such stock, into that number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Liquidation Preference by the Conversion Price applicable to such shares, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. As of the date of this Restated Certificate, the initial Conversion Price per share of Series A Convertible Preferred Stock shall be ten cents ($0.10). Such initial Conversion Price shall be subject to adjustment as set forth in Section 4(d).

(b) Automatic Conversion. Each share of Series A Convertible Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Price at the time in effect for such share immediately upon the date specified by written consent or agreement of the holders of seventy-five percent (75%) of the then outstanding shares of Series A Convertible Preferred Stock.

(c) Mechanics of Conversion. Before any holder of Series A Convertible Preferred Stock shall be entitled to convert the same into shares of Common Stock, he shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for Series A Convertible Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Convertible Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Convertible Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date.

(d) Conversion Price Adjustments for Certain Issuances, Splits and Combinations. The Conversion Price of the Series A Convertible Preferred Stock shall be subject to adjustment from time to time as follows:

(i)	Stock Splits and Dividends. In the event the Corporation should at any time or from time to time after the Issuance Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as “Common Stock Equivalents”) without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Series A Convertible Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time as provided in Section 4(d)(iii) below.

(ii)	Reverse Stock Splits. If the number of shares of Common Stock outstanding at any time after the Issuance Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Series A Convertible Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(iii)	The following provisions shall apply for purposes of this Section 4(d):

(A) The aggregate maximum number of shares of Common Stock deliverable upon conversion or exercise of Common Stock Equivalents (assuming the satisfaction of any conditions to convertibility or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) shall be deemed to have been issued at the time such Common Stock Equivalents were issued.

(B) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon conversion or exercise of such Common Stock Equivalents including, but not limited to, a change resulting from the antidilution provisions thereof, the Conversion Price of the Series A Convertible Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(C) Upon the termination or expiration of the convertibility or exercisability of any such Common Stock Equivalents, the Conversion Price of the Series A Convertible Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents which remain convertible or exercisable) actually issued upon the conversion or exercise of such Common Stock Equivalents.

(e) Other Distributions. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(d)(i), then, in each such case for the purpose of this Section 4(e), the holders of Series A Convertible Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Series A Convertible Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or Section 2) provision shall be made so that the holders of the Series A Convertible Preferred Stock shall thereafter be entitled to receive upon conversion of such Series A Convertible Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such Series A Convertible Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of such Series A Convertible Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(g) Conversion Price Adjustments; Below Conversion Price Issuances. In case at any time after the date of this Restated Certificate the Corporation issues any shares of Common Stock or debt or equity securities convertible into or exchangeable or exercisable for shares of Common Stock (hereinafter “Derivative Securities” and the number of shares so issued, or issuable upon conversion or exercise of such Derivative Securities, as applicable, being referred to as “Additional Shares of Common Stock”) for consideration less than the Conversion Price then in effect at the date of issuance of such shares of Common Stock or such Derivative Securities, in each such case the Conversion Price shall, concurrently with such issuance, be adjusted by multiplying the Conversion Price immediately prior to such event by a fraction: (i) the numerator of which shall be the number of shares of Common Stock calculated on a fully diluted basis giving effect to all derivative securities outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for the total number of such Additional Shares of Common Stock so issued would purchase at the then current Conversion Price and (ii) the denominator of which shall be the number of shares of Common Stock calculated on a fully diluted basis giving effect to all derivative securities outstanding immediately prior to the issuance of Additional Shares of Common Stock plus the number of such Additional Shares of Common Stock so issued or sold. Notwithstanding the foregoing, no adjustment to the Conversion Price shall be made under the terms of this Section 4(g) for the following issuances:

(i)	any issuance of Additional Shares to employees, officers, contractors, consultants and directors pursuant to option grants, employment or consulting agreements or similar agreements pursuant to terms and conditions approved by the Board of Directors;

(ii)	any issuance of a warrant or warrants representing less than one percent 1% of the issued and outstanding Common Stock of the Corporation issued to lenders, financing sources or bona fide vendors of the corporation; or

(iii)	any issuance of Additional Shares as consideration of the acquisition by the Corporation of a target company, whether by merger, stock purchase, or a purchase of all or substantially all of the assets of such acquisition target.

(h) Conversion Price Adjustment Rules for Below Conversion Price Issuances. The following terms and procedures shall be applicable to adjustments to the Conversion Price made pursuant to this Section 4:

(i)	no adjustment in the applicable Conversion Price shall be required unless such adjustment would result in a change of at least 1% in the applicable Conversion Price then in effect, provided, however, that any adjustments which, but for the provisions of this clause would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment;

(ii)	if any event occurs of the type contemplated by the adjustment provisions of this Paragraph 4 but not expressly provided for by such provisions, the Corporation will give notice of such event as provided herein, and the Corporation’s board of directors will make an appropriate adjustment in the Conversion Price so that the rights of the holders of the applicable Security shall not be diminished by such event; and

(iii)	if a dispute shall at any time arise with respect to any adjustment of the applicable Conversion Price, such dispute shall be conclusively determined by the auditors of the Corporation or, if they are unable or unwilling to act, by a firm of independent public accountants selected by the Directors and any such determination shall be binding upon the Corporation and the holders of the Series A Convertible Preferred Stock.

(i) No Impairment. The Corporation will not, by amendment of its Certificate of Incorporation and/or this Certificate of Designation (except in accordance with Section 5 hereof and applicable law) or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of Series A Convertible Preferred Stock against impairment.

(j) No Fractional Shares and Certificate as to Adjustments.

(i)	No fractional shares shall be issued upon the conversion of any share or shares of the Series A Convertible Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Convertible Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(ii)	Upon the occurrence of each adjustment or readjustment of the Conversion Price of Series A Convertible Preferred Stock pursuant to this Section 4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Series A Convertible Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A Convertible Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for the Series A Convertible Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of the Series A Convertible Preferred Stock.

(k) Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series A Convertible Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(l) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Convertible Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Convertible Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Convertible Preferred Stock, in addition to such other remedies as shall be available to the holder of such Series A Convertible Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Corporation’s Certificate of Incorporation and/or this Certificate of Designation.

(m) Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Series A Convertible Preferred Stock shall be deemed given if deposited in the United States mail, first class postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

5. Protective Provisions. So long as Series A Convertible Preferred Stock with a Liquidation Preference in the aggregate of at least $2,000,000 remains outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least two-thirds (2/3) of the voting power of all then outstanding shares of such Series A Convertible Preferred Stock (or such other approval as shall be required for any provision hereof by the express terms of such provision), voting together as a class:

(a) amend or repeal any provisions of the Corporation’s Certificate of Incorporation (including, without limitation, the provisions set forth in this Certificate of Designation) or Bylaws the effect of which would adversely affect the rights, preferences, or privileges of the Series A Convertible Preferred Stock (provided, however, that (i) the issuance of an equity or derivative security which does not have a preference as to dividends or assets, whether in liquidation or otherwise, superior to the Series A Convertible Preferred Stock, or any amendment to the terms of this Certificate of Designation arising as the result of any adjustment made in accordance with the provisions of Section 4 or Section 8 hereof, would not be deemed to adversely affect the rights, preferences, or privileges of the Series A Convertible Preferred Stock, and (ii) any such amendment to or repeal of the terms of either Section 4, Section 8 or Section 3 of this Certificate of Designation shall not be made without the prior approval (by vote or written consent, as provided by law) of the holders of at least seventy-five percent (75%) of the then outstanding shares of Series A Convertible Preferred Stock); or

(b) redeem, purchase or otherwise acquire (or pay into or set funds aside for a sinking fund for such purpose) any share or shares of Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost upon the occurrence of certain events, such as the termination of employment, or through the exercise of any right of first refusal.

(c) In the event holders of at least two-thirds (2/3) of the voting power of all then outstanding shares of such Series A Convertible Preferred Stock agree to allow the Corporation to alter or change the rights, preferences or privileges of the shares of Series A Convertible Preferred Stock, in accordance with the provisions of subsection (a) above, so as to adversely affect the Series A Convertible Preferred Stock, then the Corporation will deliver notice of such approved change to the holders of the Series A Convertible Preferred Stock that did not agree to such alteration or change (the “Dissenting Holders”) and Dissenting Holders shall have the right for a period of ten (10) days to either (i) convert into Common Stock any and all shares of then held Series A Convertible Preferred Stock pursuant to the terms of this Certificate of Designation as in effect prior to such alteration or change, or (ii) continue to hold their shares of Series A Convertible Preferred Stock upon such amended terms following such amendment.

6. Redemption. The Corporation shall have no right to redeem the Series A Convertible Preferred Stock and the holders of Series A Convertible Preferred Stock shall have no right to require the Corporation to redeem such shares; provided, however, that the Corporation shall be entitled to receive any shares of Series A Convertible Preferred Stock that are distributed to the Corporation either (a) as a dividend or like distribution to the Corporation in its capacity as an equity holder of any legal entity, or (b) as a repayment of indebtedness to the Corporation, in its capacity as a creditor of any legal entity.

7. Status of Converted Stock. In the event any shares of Series A Convertible Preferred Stock shall be converted pursuant to Section 4 hereof (or received in accordance with the provisions of Section 6 hereof), the shares so converted (or received) shall be cancelled and shall not be issuable by the Corporation. Each of the Corporation’s Certificate of Incorporation and this Certificate of Designation shall be appropriately amended to effect the corresponding reduction in the Corporation’s authorized capital stock.

8. Effect of a Qualified Future Financing.

(a) Any transaction or series of transactions that the Corporation enters into whereby the Corporation raises capital through the issuance of additional Preferred Stock or a convertible debt instrument (each a “Financing Transaction”), until such time as the proceeds from all Financing Transactions entered into from the time of the filing of this Certificate of Designation, including the proceeds from all issuances of the Series A Convertible Preferred Stock, equals or exceeds, in the aggregate, FIFTEEN MILLION DOLLARS ($15,000,000) shall be referred to hereafter as a “Qualified Future Financing.”

(b) Any provision included in the terms of a Qualified Future Financing that grants rights to the holders of the instruments issued in connection with such Qualified Future Financing that are in addition to or superior to those granted to the holders of the Series A Convertible Preferred Stock, as evidenced by this Certificate of Designation or any subsequent amendment hereto, shall be referred to as a “Superior Right;” provided, however, that any terms which provide for a conversion price that is, whether expressly stated or calculated as a result of a formula, greater than or equal to the Conversion Price then in place for the Series A Convertible Preferred stock shall not be deemed to be a Superior Right.

(c) Upon the consummation of any Qualified Future Financing which contains a Superior Right, the terms and conditions of such Superior Right shall be automatically incorporated into the rights contained herein and shall supersede any provisions contained herein relating to such Superior Right that conflict with the exercise or application of such Superior Right, and the Corporation shall provide written notice thereof to all holders of record of the Series A Convertible Preferred Stock; provided, however, that the holders of seventy-five percent (75%) of the then outstanding shares of Series A Convertible Preferred Stock may waive the incorporation of any such Superior Right by providing written notice of such waiver to the Corporation.

(d) The provisions of this Section 8 will terminate at such time as the proceeds from all Financing Transactions entered into from the time of the original filing of this Certificate of Designation, including the proceeds from all issuances of the Series A Convertible Preferred Stock, equals or exceeds, in the aggregate, FIFTEEN MILLION DOLLARS ($15,000,000) (the “Superior Right Termination Date”).

9. Closing of Books. The Corporation will at no time close its transfer books against the transfer of any Series A Convertible Preferred Stock or of any shares of Common Stock issued or issuable upon the conversion of any shares of Series A Convertible Preferred Stock in any manner which interferes with the timely conversion of such Series A Convertible Preferred Stock, except as may otherwise be required to comply with applicable securities laws.

10. Loss, Theft, Destruction of Preferred Stock. Upon receipt of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of certificates representing shares of Series A Convertible Preferred Stock and, in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (which shall not include the posting of any bond), or, in the case of any such mutilation, upon surrender and cancellation of the Series A Convertible Preferred Stock certificate, the Corporation shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated certificates for Series A Convertible Preferred Stock, new certificates for Series A Convertible Preferred Stock of like tenor.

IN WITNESS WHEREOF, the undersigned has executed this First Restated Certificate of Designation, Preference and Rights of Series A Convertible Preferred Stock as of May 23, 2003.

By:	/s/ DAVID N. PILOTTE
Name:	David N. Pilotte
Title:	Executive Vice President, Chief Financial Officer and Secretary